EXHIBIT 99. 4
     For fiscal years ended December 31, 2005 and December 31, 2004, KPMG LLP and its affiliates were paid by Cameco Corporation and its subsidiaries the following fees:

	2005	2004
Audit fees:
Cameco — audit	$389,000	$386,000
Cameco — securities	100,000	—
Centerra — audit	574,800	400,500
Centerra — securities	—	275,000

	$1,063,800	$1,061,500

Audit — related fees:
Bruce Power Reorganization	$70,000	—
SOX 404 Scoping Project	35,000	$75,000
Translation services	10,000	9,000
Accounting disclosure	—	14,000
Pensions and other	7,500	10,700

	$122,500	$108,700

Tax:
Compliance	$160,400	$83,800
Planning and advice	36,400	55,400

	$196,800	$139,200

All other fees:
	—	—

Total	$1,383,100	$1,309,400

     Pre-Approval Policies and Procedures
As part of Cameco’s corporate governance practices, under Cameco’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. Unless a type of service is to be provided by the external auditors receives general pre-approval, it requires specific pre-approval by Cameco’s audit committee or audit committee chair, or in the absence of the audit committee chair, a member of the audit committee as designated by the audit committee. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles.